UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of March, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)



           5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|             No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                  Sequential
Exhibit                         Description                       Page Number
-------                         -----------                       -----------

   1.               Press release, dated March 12, 2003.               3

FOR IMMEDIATE RELEASE
---------------------


MEDIA CONTACT:                                   INVESTOR CONTACT:

Judyth Eichenholz                                Yaron Eldad
e-SIM Ltd.                                       e-SIM Ltd.
+1-888-742-9364                                  +972-2-587-0770
judyth@e-sim.co.il                               yaron@e-sim.co.il
------------------                               -----------------


                E-SIM REPORTS FOURTH QUARTER AND ANNUAL EARNINGS
      Quarterly revenues rise by 194%. Company close to break-even point.


JERUSALEM, Israel, March 12, 2003 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for electronic products, announced today its financial results for the fourth quarter and fiscal year, ending January 31, 2003.

Revenues for the quarter were $1,852,232 compared with $630,502 for the comparable quarter, representing an increase of 194%. The revenues for the previous quarter were $1,763,072, representing a 5% increase. Revenues for the fiscal year were $6,220,132, compared to $5,036,325 for the previous fiscal year; this represents a 24% increase in annual revenues.

Gross profit for the fourth quarter was $1,324,547 as compared to $191,162 for the same quarter last year, resulting in an increase of 593%. The gross profit is up 8% from the preceding quarter, which saw a gross profit of $1,227,121. Gross profit for the fiscal year was $4,290,382, compared to $3,091,517 for the previous fiscal year, an increase of 39%.

Total operating expenses for the quarter were $1,398,354. This is a decrease of 25% from $1,862,906 in operating expenses for the same quarter in the previous year. Total operating expenses for the fiscal year ending January 31, 2003 were $5,724,646 as compared to $11,373,899 for the previous fiscal year, representing a decrease of 50%.

Net loss for the quarter was $76,339 or $0.01 per share, compared with $1,736,764, or $0.15 per share, for the comparable quarter in the previous year. This represents a decrease of 96% in the company's losses over the comparable quarter in 2001. Compared with a loss of $329,670 or $0.03 per share for the previous quarter, the results represent a quarter-by-quarter decrease in losses of 77%, the lowest net loss in 18 consecutive quarters, as well as the lowest net loss in eight years. The net loss for the fiscal year was $1,719,214, compared to $8,980,082 for the previous fiscal year, or a decrease of 81%.



The company's backlog remains strong with $3.9M in revenue due in the coming quarters.


Marc Belzberg, Chairman & CEO of e-SIM Ltd. said, "The very impressive end of year results demonstrate that all the fundamentals of our restructuring plan are on target. As e-SIM continues to vigorously market its premier solution to cellular platform manufacturers, we are also building the foundations for growth with a strong and ongoing royalty revenue stream in the future."

                                  ABOUT E-SIM
                                  -----------

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #

                                   E-SIM LTD.
                           CONSOLIDATED BALANCE SHEETS

                                 IN U.S. DOLLARS

                                                                   January 31,                 January 31,
                                                            -------------------------   -------------------------
                                                                      2003                        2002
                                                            -------------------------   -------------------------
                                                                   (Unaudited)                  (Audited)
                                                            -------------------------   -------------------------
     ASSETS

 CURRENT ASSETS :
   Cash and cash equivalents                                                 627,358                   1,304,654
   Trade receivables                                                       1,594,266                   1,343,021
   Other receivables and prepaid expenses                                    252,044                     351,475
                                                            -------------------------   -------------------------

 Total current assets                                                      2,473,668                   2,999,150

 SEVERANCE PAY FUND                                                          598,486                     465,659

 LONG TERM PREPAID EXPENSES                                                   63,726                      72,572

 PROPERTY AND EQUIPMENT, NET                                                 533,582                   1,078,043
                                                            -------------------------   -------------------------

                                                                          $3,669,462                  $4,615,424
                                                            =========================   =========================

 LIABILITIES AND SHAREHOLDERS'
  DEFICIENCY

 CURRENT LIABILITIES :
   Short term credit from banks                                               13,703                       3,708
   Current maturities of long-term bank loans
     and convertible loans                                                 2,760,239                   4,195,725
   Trade payables                                                            630,253                     976,749
   Deferred revenues                                                       1,264,824                     349,138
   Related parties                                                         1,848,594                     529,580
   Employees and payroll accruals                                            642,996                     534,694
   Accrued expenses and other liabilities                                    239,413                     484,469
                                                            -------------------------   -------------------------

 Total current liabilities                                                 7,400,022                   7,074,063
                                                            -------------------------   -------------------------

 LONG-TERM LIABILITIES:
   Accrued severance pay                                                     869,141                     816,147
   Royalties to OCS and Marketing Fund                                       291,637
                                                            -------------------------   -------------------------
                                                                           1,160,778                     816,147
                                                            -------------------------   -------------------------

 SHAREHOLDERS' DEFICIENCY                                                (4,891,338)                 (3,274,786)
                                                            -------------------------   -------------------------

                                                                          $3,669,462                  $4,615,424
                                                            =========================   =========================

                                   E-SIM LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 IN U.S. DOLLARS

                                            Three months ended                                   Year ended
                                               January 31,                                       January 31,
                                    ---------------------------------   ---------------------------------------------------------
                                         2003              2002              2003                 2002                 2001
                                    ---------------   ---------------   ---------------     -----------------     ---------------
                                     (Unaudited)        (Unaudited)       (Unaudited)           (Audited)            (Audited)
                                    ---------------   ---------------   ---------------     -----------------     ---------------
Revenues:
     Products                              947,867           124,589         3,304,047             3,030,709           6,818,003
     Services                              904,365           505,913         2,916,085             2,005,616           3,063,239
                                    ---------------   ---------------   ---------------     -----------------     ---------------
                                         1,852,232           630,502         6,220,132             5,036,325           9,881,242
                                    ---------------   ---------------   ---------------     -----------------     ---------------
Cost of Revenues:
     Products                               54,447            14,874           267,132               169,400             383,004
     Services                              473,238           424,466         1,662,618             1,775,408           1,734,794
                                    ---------------   ---------------   ---------------     -----------------     ---------------
                                           527,685           439,340         1,929,750             1,944,808           2,117,798
                                    ---------------   ---------------   ---------------     -----------------     ---------------

Gross profit                             1,324,547           191,162         4,290,382             3,091,517           7,763,444
                                    ---------------   ---------------   ---------------     -----------------     ---------------
Operating Expenses:
    Product development costs                    -                 -                 -                     -           2,474,859
     Web-site development costs                  -                 -                 -                     -             800,086
     Research and development, net         359,216           375,531         1,463,965             2,609,742           2,773,708
     Selling and marketing, net and
     general and administrative          1,039,138     *)  1,487,375         4,260,681         *)  7,853,854       *)  8,751,805
     Restructuring and impairment
     of web-site development costs               -                 -                 -               910,303                   -
                                    ---------------   ---------------   ---------------     -----------------     ---------------

Total Operating Expenses                 1,398,354         1,862,906         5,724,646            11,373,899          14,800,458
                                    ---------------   ---------------   ---------------     -----------------     ---------------

Operating loss                              73,807         1,671,744         1,434,264             8,282,382           7,037,014
Financial expenses
     (income), net                          16,918            63,182           (8,961)               209,345           (230,051)
Other expenses, net                              -                 -            94,640               426,108             730,559
                                    ---------------   ---------------   ---------------     -----------------     ---------------

Net loss before taxes on income             90,725         1,734,926         1,519,943             8,917,835           7,537,522
Taxes on income                           (14,386)         *)  1,838           199,271            *)  62,247          *)  56,197
                                    ---------------   ---------------   ---------------     -----------------     ---------------

Net loss for  the period                   $76,339        $1,736,764        $1,719,214            $8,980,082          $7,593,719
                                    ===============   ===============   ===============     =================     ===============

Basic and diluted net loss per
    share                                    $0.01             $0.15             $0.15                 $0.77               $0.65
                                    ===============   ===============   ===============     =================     ===============
Weighted average number of
   shares used in computing basic
   and diluted net loss per share       11,665,359        11,665,359        11,665,359            11,663,170          11,642,687
                                    ===============   ===============   ===============     =================     ===============


*) Reclassified.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    e-SIM LTD.


Date: May 15, 2003                  By /s/ Yaron Eldad
                                       -------------------------------------
                                       Name: Yaron Eldad
                                       Title: Chief Financial Officer
                                              and Chief Operating Officer


















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